Filed by Clever Leaves International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:

Schultze Special Purpose Acquisition Corp.

(Commission File No. 001-38760)

CLEVER LEAVES AND SCHULTZE SPECIAL PURPOSE ACQUISITION CORP. ANNOUNCE PROPOSED BUSINESS COMBINATION Summer 2020 Investor Presentation

Key Leadership 1 World - class management team with a track record of outstanding execution Clever Leaves Schultze Special Purpose Acquisition Corp. Kyle Detwiler Chief Executive Officer Andr é s Fajardo President Gary Julien Executive Vice President, Director George Schultze Chairman, President, & CEO • Founded Northern Swan Holdings in 2017, which merged with Clever Leaves in 2019 • Co - founded Silver Swan Capital, an investment firm focused on niche and under - followed sectors • Former Principal at Blackstone’s Tactical Opportunities Fund • Former investment professional at KKR, focused on the oil and gas, energy, natural resource, and health care sectors • MBA from Harvard Business School • Founded Clever Leaves Colombia and managed from inception the development of LatAm's #1 medical cannabis and hemp cultivation and extraction operation • Founding Partner of Mojo Ventures, an incubator focused on working with startups • Former President/CEO of IQ Outsourcing • Principal Member at Booz & Company • MBA from Harvard Business School • Founder and CEO of Schultze Asset Management • Widely recognized as an expert on event driven and special situations Investing • Previously with MD Sass, Fiduciary Partners, Mayer Brown & Platt, and Merrill Lynch • $3.2 billion of capital invested • Track record of PIPE and activist public investing to drive value creation • JD/MBA from Columbia Business School and Columbia Law School • Managing Director at Schultze Asset Management • Extensive experience in M&A, private equity, public equity investing, corporate finance, and SPACs • Previous senior M&A, investment, and corporate finance positions with Gabelli, Bronson Point, Kanders & Company, Armor Holdings, Global Crossing, and Bear Stearns • MBA from Columbia Business School Schultze Asset Management, LP Schultze Asset Management, LP

Investment Highlights 2 3 Pharmaceutical - grade, EU GMP - certified production authorized for export 2 Thoughtfully constructed, vertically integrated multi - national operator (MNO) 4 Purpose - built for significant growth, profitability and operating leverage 5 Talented and experienced leadership with operational and regulatory expertise 1 Leader in low - cost medical - focused cannabis cultivation and extraction 6 Attractive valuation relative to MNO peer set 7 Expected NASDAQ listing

Distribution 3 Vertically Integrated Platform Genetics Cultivation Extraction Research & Development Brands Manufacturer and distributor of health and wellness products selling in over 10,000 retail locations in the US NORTH AMERICA EUROPE PORTUGAL Licensed producer applicant (1) headquartered in Lisbon, with an 85 ha property in the south of Portugal, 1 ha of existing greenhouse and expansion underway, and a vision to construct GMP - certified pharmaceutical and processing facilities Frankfurt – based pharmaceutical brand and importer/distributor of medical cannabis product LATIN AMERICA Latin America’s largest licensed producer of medical cannabis and hemp with 1.8M sq. ft. of GACP - certified cultivation and the region's only EU GMP - certified extraction operation COLOMBIA/LATAM (1) Portugal pre - license approval obtained in Q4 2019; full licensing status expected 2H 2020 At its core, Clever Leaves leverages its low - cost and pharma quality competitive advantages and selectively competes downstream Minority investor in GDP and GMP - certified pharmaceutical company focused on cannabis importation and distribution Exclusive distribution partnership BRAZIL GERMANY GERMANY

Colombia Leading the World 4 “Colombia looks to become the world’s supplier of legal pot” – Washington Post (March 10, 2018) Over 70% of all cut flowers imported into the US come from Colombia (1) Bogota 0 ƒ Equator Equatorial location creates ideal 12/12 hour cycle of sunlight for flowers “Given its cost advantages, we believe Colombia is positioned to become a major global export hub for cannabis, particularly if producers pursue EU GMP - compliant operating practices.” – Canaccord Genuity “Colombia seeks to be a cut above on cannabis” – Financial Times (July 20, 2019) (1) Source: US Customs and Border Protection

Ideally Suited for Industrial Scale Production 20 ƒ F (1) / 6.3 hours of daylight (1) Average cost per gram of $2.15 (2) Licensed cannabis companies: 250+ Average elevation: 567 ft Canadian cannabis 65 ƒ F (3) / 12 hours of daylight (4) Average cost per gram of $0.20 (5) Licensed producers: 5 - 30 (5) Average elevation: 8,300 ft Colombian cannabis Cost Advantage: VS VS VS 3x 5x 8x Note: 1.34 CAD = 1.00 USD as of 07/22/20 Source: Bureau of Labor Statistics, Health Canada, St. Louis Fed, The Colombian Ministry of Justice, WSJ barrel breakdown (2016), National Bureau of Statistics of China (249 workdays in 2019 via china.workingdays.org) (1) Based on median temperature and hours of daylight for major cities for coldest month of the year (2) Average of APHA, ACB, TLRY and SNDL; source: Most recent company filings. Refer to filings for more detail on breakdown of costs (3) Average temperature for coldest month of the year (4) Winter statistic (5) Reflects Management’s estimates (US$) 5

Colombia Operating Advantages

- **Optimal growing conditions**
  - Colombia's location near the equator provides 12 hours of daily sunlight throughout the year, quality soil, abundant water and warm weather
    - Allows for year-round cultivation without artificial light
    - High elevation leads to improved pest mitigation
    - Dominant in flower exports
    - Well established infrastructure
- **Cost advantages**
  - Minimum wages in Colombia are considerably lower than in Canada (<$2.00 per hour versus $8.00-$12.00 per hour)
  - Clever Leaves' projected production costs of less than $0.20/gram [(1)], well below the average Canadian costs of $2.15/gram

Cost per Gram of Dry Cannabis Flower



(US$)
Canadian average: $2.15
$0.20 (1)
$1.12
$1.26
$2.27
$3.97
CLEVER LEAVES
AURORA
aphria
SUNDIAL
TILRAY

CapEx per Square Foot of Cultivation Space



$14 (1)
~$200 (2)
CLEVER LEAVES

Note: 1.34 CAD = 1.00 USD as of 07/22/20. Represents "All-in" cost when reported as such. Refer to slide 30 for additional disclosures regarding non-GAAP financial measures
Source: Company filings. Refer to filings for more detail on cost breakdown
(1) Source: Management projections; cost/g includes packaging costs. Capex per sq. ft. for Colombia greenhouse only, represents total capex, including extraction capex, divided by total sq. ft. of cultivation
(2) Canadian peer set of ~$200 per sq. ft. Canadian peer set includes ACB, APHA, HEXO, OGI, SNDL and TLRY. Represents sum of FY2017-19 total capex, including extraction capex, divided by total current sq. ft. of cultivation space; average across peer set is rounded for illustrative purposes

6

425,000 300,000 200,000 104,400 56,000 45,600 324,400 Valens Medipharm Neptune Clever Leaves Radiant Aurora Global Leader in Cultivation and Extraction Note: Per publicly available information Source: Company filings and corporate websites (1) Consists of 1.8M sq. ft. cultivation capacity in Colombia and 0.1M sq. ft. capacity in Portugal (2) Represents 12 hectares converted to sq. ft. at 1 ha:107,639 sq. ft. (3) Net of 200,000 sq. ft. of temporarily deferred activities in Gatineau facility, per Q2 2020 investor deck (4) Represents completion of phases 4A - B of Moncton facility when fully operational (5) Internal extraction capacity as of 09/30/19 MD&A 7 Clever Leaves has both the cultivation scale of the leading Canadian LPs and the extraction capabilities of Canada’s top tier cannabis extractors Current Cultivation Footprint (sq. ft.) Current Annual Dry Flower Extraction Capacity (kg / year) 2,445,000 1,900,000 1,500,700 1,300,000 1,124,000 395,000 287,000 166,000 (2) (3) (4) (Current) (5) Expansion potential with limited investment (1) (1)

“Better Mouse Trap” Has Received Media Attention 8 Featured Interviews “CBD could be the underpinnings for full legalization” in the US, says investor A lot of promise in cannabis, says former Senate majority leader “Local operator Clever Leaves has teamed up with US venture capitalists Northern Swan and is producing cannabis in Boyacá , north of Bogotá. Julián Wilches, a co - founder of Clever Leaves, believes Colombia has the potential to become “the leading exporter of medical cannabis in the world” .” “Detwiler’s company is the first to get authorization from Colombia to grow psychoactive cannabis for commercial sale. It’s also the only Colombian producer that has obtained import permits from Canada and Germany .” “The South Dakota Democrat has just joined New York - based cannabis investment firm Northern Swan board of advisors. Widely considered to be an expert in health and wellness, Daschle’s appointment could be a boon for [Clever Leaves’] ongoing expansion efforts in the global medical cannabis market.” “Earlier this year, Benzinga spoke with Kyle Detwiler, CEO of Clever Leaves, after the firm announced it was deploying nearly one million into the German marijuana market through an investment into Cansativa . Now, Clever Leaves is in the spotlight again as the company has closed a $58 million Series D financing round , bringing the total amount of capital raised to date to $96 million.” Ex - Wall Street PE players move in on Canadian cannabis “Shows that Colombia has the same product quality as developed countries”

EU GMP Certification Accelerates European Pharma Expansion

Clever Leaves achieved EU GMP certification in July 2020, bolstering its competitive advantage and status as a leader in the global cannabis industry

EU GMP-Certified Vertically Integrated Botanical Extractors (5+)

TILRAY, CLEVER LEAVES, AURORA, aphria, PANAXIA Pharmaceutical Industries

EU GMP unlocks higher price points and creates early mover advantage

EU GMP-Certified Flower Producers (10+)

AURORA, CANOPY GROWTH CORPORATION, NATURAL Med Co., aphria, CRONOS GROUP, NORTHERN GREEN CANADA, TILRAY, bedrocan, HOLIGEN GLOBAL HEALTH, TERRASCEND

Not EU GMP-Certified (1,000's)

ABACUS HEALTH PRODUCTS, INC., CanniMed, CV SCIENCES, HARVEST, MILE HIGH LABS, planet13 HOLDINGS INC., Trulieve, Acreage, EXL, HEXO, NEPTUNE WELLNESS SOLUTIONS, SUNDIAL, VIVO CANNABIS, 3CL Pharma Breath Of Life, CRESCO LABS, GrowGeneration, KHIRON, ORGANIGRAM, Supreme, vireo, CALIVA, curaleaf, GTI, MedMen, PharmaCielo, The Green Organic Dutchman, Zenabis

Note: Clever Leaves' Colombian facilities received EU GMP certification in July 2020

Source: Company filings, EudraGMDP database, press releases, MJBiz Daily "More Canadian cannabis…EU GMP certifications" published 03/09/20

9

Colombian Greenhouse Cultivation Site 10 1,800,000 sq. ft. of greenhouse completed. Perpetual harvest cycle operating since November 2018. GACP - certified in May 2020 and EU GMP - certified in July 2020 Phase 1 Completed 40,000 sq. ft. post - harvest processing facility Phase 2 Completed Phase 3 Completed Phase 4 Completed Phase 5 Cultivation Site #2 In Process

Project Apollo: Colombian Outdoor Cultivation Site

~73,000,000 sq. ft. of open field cannabis cultivation has the potential to create a global leader. Beginning tests to optimize cultivation techniques and genetics



Project Apollo
~700 ha
Initial Test Site
Greenhouse Site #1 Size
(30 ha) for reference

Project Apollo's Potential

(hectares of cultivation)



CLEVER LEAVES
700
Project Apollo has the potential to be over 5x larger than the current cultivation of the top Canadian LPs combined (1)
136 (1)
Select Canadian LPs
Project Apollo

Note: 1 ha:107,639 sq. ft

Source: Company filings, Wall Street research

(1) Sum of APHA, ACB, WEED, HEXO, OGI, TGOD, TLRY, SNDL current cultivation capacity

11

Colombian Pharma - Grade Extraction Operations Systems Bulk Products End Products Three CO 2 extractors installed Distillation and isolation equipment THC removal capabilities Crude Oil Extracts Distillates Isolates Spray Bottles Tinctures EU GMP - Certified Laboratories Expansion EU GMP - certified as of July 2020 INVIMA GMP - certified (Colombia / LatAm) ISO 8 production areas QC lab with UHPLC, GC, and MS systems Fully equipped R&D lab Design allows for expansion Three adjacent lots under contract One lot currently under construction 29,000 sq. ft. of expansion capacity 12 EU GMP - certified facility with 104,400 kg per year of dry flower extraction capacity, expandable to 300,000+ kg per year with limited investment

Scale and Strategy Set Clever Leaves Apart from LatAm Operators

Parent companies de-emphasizing LatAm subsidiaries and focusing on core operations

	CLEVER LEAVES	PharmaCielo	KHIRON	LATAM Holdings	ICC Labs Inc.	Spectrum Cannabis / Colombian Cannabis
Target End Geography	**Global**	Global	Latin America	Latin America	Global	Global
Cultivation Expansion Plan	**Multi-Site**	Contract Grow	Contract Grow	Multi-Site	Multi-Site	Not Defined
Current Cultivation *(sq. ft.)*	**1,900,000**	~1,300,000 (1)	~80,000	NA	~21,000 (5)	NA
EU GMP-Certified	✓	X	X	X	X	X
Ownership	**Private (52% insider) (2)**	TSXV: PCLO (6% insider)	TSXV: KHRN (20% insider) (3)	aphria	AURORA	CANOPY GROWTH
Extraction Quota for THC Products (4)	**26,466 kg**	10,000 kg	9,300 kg	X	X	X
Extraction Facility	✓	✓	✓	Timing not disclosed	Timing not disclosed	Timing not disclosed
Access to THC Flower Sales (6)	✓ (Portugal)	X	X	X	X	X

Source: Company filings, press releases
(1) Represents 12 hectares converted to sq. ft. at 1 ha:107,639 sq. ft
(2) Includes Management and Founders. Pro forma for exchange of Clever Leaves Exchangeable Shares
(3) Fully diluted as of 11/25/19; as reported in May 2020 investor presentation
(4) For Clever Leaves, extraction quota includes commercial quotas of 24,756kg and R&D quotas of 1,710 kg. Breakdown of commercial vs. R&D quota for peer companies not publicly available
(5) Excludes 800 acres of outdoor grow space
(6) Subject to receiving Portugal THC sales license; which is expected in 2H 2020

13

CLEVER LEAVES

Europe is Primed for Cannabis

The combination of high start-up costs, regulatory viability, pricing and economic strength position Europe as the biggest cannabis opportunity when compared to existing geographies

	Canada	United States	Europe
Geography			
2019 Population (1)	38 million	327 million	741 million
2019 GDP (1) *(US$)*	$1.7 trillion	$21.4 trillion	$18.8 trillion
Cannabis Legality	Legal and regulated	Federally illegal	Country-specific
Start-up Costs	Low	West Coast: Very Low East Coast: Moderate	High
EU GMP Required	No	No	Yes
Number of Licensed Cultivators	~390 (2)	2,000+ (3)	~50+ (4)
Average Price per Gram of Cannabis Flower at Retail (5) *(US$)*	Canada (6): ~$7.40	US (7),(8): ~$5.10	Europe (4): ~$9.30 Germany (9): ~$22.00

Note: Nominal GDP; $ in US$; 0.86 EURO:1.00 USD, 1.34 CAD = 1.00 USD as of 07/22/20
(1) Source: World Bank Open Data; US Bureau of Economic Analysis 1Q 2020 GDP Estimate published 05/28/20
(2) Source: Health Canada as of 05/22/20
(3) Source: AmericanMarijuana.org
(4) Source: Prohibition Partners "The European Cannabis Report" published in January 2019. Reflects 2018 prices
(5) Average prices rounded to nearest $0.10
(6) Source: StatCan. Reflects 4Q 2019 retail prices
(7) Derived from US spot rate wholesale prices per pound. Reflects 2019 average
(8) Assumes retail premium to wholesale equal to Canada
(9) Source: MJBiz Daily "Germany reveals wholesale…windfall for suppliers" published on 11/22/19

14

Expansion into Portugal

Since late 2018, Clever Leaves has been developing a team and expansion project in Southern Europe. After ultimately selecting Portugal, Clever Leaves acquired an 85 ha property (9M+ sq. ft.) in Summer 2019 with an existing greenhouse and room for substantial expansion. The Company is targeting licensing in 2H 2020

Portugal



ACQUIRED: 85 ha property with 1 ha of existing and operational greenhouses

EXISTING GREENHOUSES: 100,000 sq. ft. of existing greenhouses can reduce licensing time by 6-12 months

LICENSING: Pre-license inspection letter received Nov. 2019 permitting importation of genetics

IRRIGATION: Linked to major national reservoirs (capacity of 485M m^3)

First Test Harvest Completed in 1H 2020







Favorable Regulatory Framework	Stable Economy with Available Infrastructure and Talent	Attractive Climate and Low-Cost Position in the European Union	Ability to Compete in the European Cannabis Flower Industry

15

Germany: Leading the European Medical Cannabis Industry

Germany's medical cannabis industry has continued to grow rapidly, now with over 100,000 patients, and expected to grow to a potential of 1,600,000 patients by 2024 [1]

German Medical Cannabis Industry Framing

Medical demand has increased exponentially since legislation	• Germany currently has an estimated 100,000 medical cannabis patients, with an estimated yearly consumption of 36,000 kg of medical cannabis products [2] • German pharmacies processed 267,348 prescriptions under the statutory program in 2019, up 44% from 2018 [3]
Significant near-term growth	• The German medical cannabis industry was worth approximately $191M in 2019 [3], and estimated to rise to over $8B by 2028 [4]
Distribution through pharmacies which are fragmented	• Pharmacies are fragmented by law, with no chains of more than four locations under ownership by a single entity, resulting in a complex downstream supply chain • Cannabis products **require EU GMP certification** and are prescribed by traditional & specialist physicians, and fulfilled via pharmacies and pharmacists, leveraging traditional incumbent supply chain players
Opportunity to build early share in potential California-sized legal opportunity	• There are an estimated 3.7M cannabis users in Germany [4], comprising over 4% of the population • If legalized, the German recreational opportunity is estimated to be worth more than $9B by 2028 [4]

Cannabis Sales in Germany [5]

(US$ in M)



2018-19 YoY Growth: 68%
$114
$31
$17
$29
$37
$191
$52
$22
$57
$61
2018
2019
Non-Reimbursed Sales Estimate (3)
Finished Pharma Products
Preparations
Unprocessed Flower

German Medical Cannabis Patient Penetration

Current Medical Cannabis Patients per 1,000 People



Potential for ~13x growth without factoring in recreational potential
1
10
13
(6)
(7)
(8)

Note: US$. 0.86 EURO = 1.00 USD as of 07/22/20
(1) Assumes 2% of Germany's population of 83M are potential medical cannabis patients
(2) Assumes monthly cannabis consumption of 30 grams per patient
(3) Source: MJBiz Daily "Medical Cannabis in Europe" Second Edition
(4) Source: Prohibition Partners "The Germany Cannabis Report" published October 2019
(5) Source: GKV-Spitzenverband. Numbers may not sum due to rounding
(6) Source: INSIGHT Health data; as of Q3 2019
(7) Source: StatCan; as of 09/30/19
(8) Source: Marijuana Policy Project; as of 05/28/20

16

Success in Germany Requires Significant Strategic Investment in Distribution

Canadian LPs have demonstrated the importance of owning the supply chain from a regulatory, operational and economic perspective. Early movers have built internal import and distribution assets to unlock EU geography

Limited Number of Large Importers

Dual Track	CLEVER LEAVES	*Clever Leaves' approach reduces reliance on German import partners*	IQANNA; cansativa®
Distribution by Acquisition	AURORA	*Acquired Pedanios in 2017, ranniMed (contract with Fagron) in 2018, and MedReleaf (contract with Cannamedical) in 2018*	PEDANIOS; Fagron; CANNAMEDICAL® PHARMA GMBH
	CANOPY GROWTH CORPORATION	*Acquired MedCann Gmbh in 2016 (now known as Spektrum)*	SpektrumCannabis
Contractual Distribution	CRONOS GROUP	*Relying on third party importers; restarting via Pohl Boskamp after Pedanios acquired by Aurora*	PEDANIOS; POHL BOSKAMP
	TILRAY	*Relying on third party importers*	paesel + lorei

Subsidiary (control) | Non-control investment | Contract/agreement

Source: Company websites, press releases, news outlets, Noweda supplier materials

17

German Distribution Assets Unlock the EU Industry 18 • Supply and distribution partnership based on most favored nations • Exclusivity on Colombian and LatAm imports • Two licensed, GDP and GMP - certified operations Production Distribution Pharmacy Sales Clever Leaves has established two conduits into Germany, creating an ecosystem to connect low - cost product with one of the highest price point sales channels Investment Partnership with Existing Distributor €4.5 €8.0 €4.5 €9.0 €17 .0 € - €5 €10 €15 €20 €25 Cultivator Importer Pharmacist 38 83 Canada Germany 2.25x Potential Sales Expansion Current 17% Ownership 1 of 5 Board Seats Importer gross margin may equal cultivator’s gross revenue € / gram Current 100% Ownership • Pending global pharmaceutical brand • Pending licenses for importation and distribution • Focused on wholesale, large - scale distribution Value Chain Indicative Margins (Flower) (1) Population Access (M) (1) Source: Management estimates

Brazil Requires Import of Medical Cannabis

In December 2019, the Brazilian health authority, ANVISA, agreed to permit the importation of medical cannabis products while prohibiting domestic cultivation

Before
The previous medical cannabis structure in Brazil required patients to get individual authorizations to import medical cannabis products, which proved insufficient to meet growing demand

New Opportunity
Bulk cannabis imports to Brazil are now allowed for the first time

- Focused on importing extracts as semi-finished raw material for sale directly to patients through pharmacies
- Denies cultivation of medical cannabis in Brazil
- Manufacturers must have GMP production standards certified by ANVISA

Brazilian Regulatory Environment
Cannabis is legal for medical and industrial uses, and partially decriminalized for recreational use

Medical: Obtain through a doctor's prescription only

Recreational: Decriminalized growth and use since 2006, but sale and purchase remains illegal

Over 3 million possible cannabis patients [(1)]
210 million total population



Brazil has the potential to become the country with the ***most cannabis patients in Latin America***

Clever Leaves is positioned to be a first-mover in Brazil, with the opportunity to export **as early as Q1 2021.** First ~$1M binding supply agreement executed

Source: MJBizDaily, Prohibition Partners LatAm, New Frontier Data
(1) In the first 36 months of medical legalization

19

• Clever Leaves is slated to provide its partner with a steady supply of extracted cannabis products • One - year agreement with option to renew for two additional years • First shipment in January 2020 from Clever Leaves’ GMP - certified facilities in Colombia Building the B2B Sales Pipeline In April 2020, Clever Leaves announced a LatAm supply agreement with Canopy Growth Corp., foreshadowing the B2B opportunity for Clever Leaves 20 Pipeline Opportunities 2020E Pipeline By Region Advantages for Canopy Growth Corp. • Allows Canopy to accelerate time to market • Ensures future supply availability via Latin America’s only GMP - certified cannabis facility • Enables asset - light go - to - market strategy • Affirms Clever Leaves’ position as a cannabis industry leader in Latin America • Paves the way for Colombia to become a hub in the global cannabinoid supply chain • Clever Leaves is building its sales pipeline with other operators around the globe, representing a cross - section of industries • Connects Clever Leaves’ large - scale capacity with one of the companies that is best positioned to bring cannabis products to market across LatAm Global cannabis operators Latin American cannabis operators Pharmaceutical companies Nutraceutical companies Cosmetics companies Government agencies Note: “B2B” stands for business - to - business. Represents Company B2B sales pipeline as of 06/08/20 Rest of World 5% Europe 49% Australia / New Zealand 14% LatAm 32% Advantages for Clever Leaves Supply Agreement With Canopy Growth Corp.

Financial Projections Note: Represents Management projections. Percentage may not equate to 100% due to rounding. Does not include the benefit or i mpa ct of non - consolidated investments such as Lift & Co. and Cansativa. See slide 30 for additional disclosures regarding financial projections Financial Forecast Revenue Breakdown by Product 2020E 2021E 21 (US$ in M) Long Term Target CapEx $4 $10 ~$25 $21 2022E Flower Herbal Brands Extracts Branded Cannabinoid Products 3% 23% 0% 74% 38% 41% 4% 17% 41% 39% 13% 7% 56% 24% 17% 3% $12 $72 $140 ~ $500 ($23) $11 $47 ~ $200 63% 67% 76% 75% 0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100% ($100) $0 $100 $200 $300 $400 $500 $600 2020E 2021E 2022E Long Term Target Revenue EBITDA Gross Profit %

Transaction Overview

Transaction Highlights

- ✓ Anticipated pro forma enterprise value of $255M
- ✓ Clever Leaves shareholders rolling over 96% of their equity ownership
- ✓ Clever Leaves earnout up to 1.8M shares [1]
- ✓ Transaction minimum cash condition of $60M
- ✓ Expected NASDAQ listing
- ✓ Completion of transaction expected in Q4 2020

Pro Forma Equity Ownership %



SAMA Founders 4.9%
Existing SAMA Shareholders 39.4%
Clever Leaves Current Shareholders 55.6%

Pro Forma Valuation

Pro Forma Total Shares Outstanding (M)	32.9
Price Per Share	$10.00
PF Fully Diluted Equity Value	**$328.7**
Plus: PF Debt	37.2
Less: PF Cash	(110.9)
PF Fully Diluted Enterprise Value	**$255.0**

Transaction Source and Uses

Sources	
SAMA Cash [2]	$132.4
Clever Leaves Cash [3]	2.0
Newly Issued Clever Leaves Common Equity	182.8
Existing Debt [4]	37.2
Total Sources	**$354.4**

Uses	
Post-Closing Cash Balance	$110.9
Rollover of Existing Debt [4]	37.2
Cash to Certain Shareholders	7.5
Clever Leaves Common Stock Rollover	182.8
Transaction Fees and Expenses [5]	16.0
Total Uses	**$354.4**

Note: US$ in M. Pro Forma share count assumes no redemptions from current levels and includes 1.6M SAMA Founder's shares (assumes 50% founder's share restructuring), 13.0M Public SPAC shares and 18.3M Clever Leaves rollover shares and common share equivalents on a TSM basis; Pro Forma share count excludes 17.2M SAMA warrants assumed to be out of the money at transaction close, and any Clever Leaves out-of-the-money equity awards as of transaction close; Pro Forma share count also excludes up to 1.8M Clever Leaves earnout shares and up to 1.6M SAM founder's earnout shares

(1) Clever Leaves earnout is comprised of up to 1.8M shares; paid out in two equal tranches at stock price targets of $12.50 and $15.00, respectively
(2) Assumes no redemptions from current levels. Cash in trust includes interest
(3) Management estimates of $2M cash on balance sheet at close
(4) Includes principal balance $30.0M Convertible note and $7.2M HBI note assumed to remain outstanding at transaction close
(5) Includes Colombian tax liability expected to be due at close

22

Pro Forma Capitalization and Growth Opportunities 23 Public Comparable Companies Capitalization (1) Note: 1.34 CAD = 1.00 USD as of 07/22/20 Source: Most recent company filings, press releases (1) Represents most recent quarter cash and debt balances and adjusted for share issuances and other significant publicly disclosed transactions (2) Pro forma for contemplated transaction. Assumes no additional shareholder redemptions, no debt paydown When the contemplated transaction is consummated, Clever Leaves is expected to be among the best - capitalized cannabis companies in the industry (US$ in M) (2) Capital Deployment Opportunities ACCELERATE EXISTING GROWTH INITIATIVES OPPORTUNISTIC M&A x Portugal greenhouse expansion and EU GMP preparation x Investment in sales team x Project Apollo x German IQANNA launch x Investment in distribution assets x Capitalize on US regulatory developments x Non - cannabis opportunities where cannabis linkage can augment growth $1,633 $1,335 $365 $190 $174 $118 $111 $66 $32 $24 $18 $12 $452 $370 $536 $477 $79 $37 $63 $28 $130 $2 Cash Debt

367% 162% 147% 124% 103% 62% 48% 37% 30% 28% 22% 11% PharmaCielo Ltd. Clever Leaves International Inc. The Green Organic Dutchman Khiron Life Sciences Corp. Cronos Group Inc. HEXO Corp. Canopy Growth Corporation Tilray, Inc. OrganiGram Holdings Inc. Aurora Cannabis Inc. Aphria Inc. Sundial Growers Inc. Public Comparable Companies – Growth and Margin 2019A - 2022E Revenue CAGR 24 (1) (2) (3) (3) EBITDA Margins Source: Wall Street Research, Company filings, Capital IQ Note: Market data as of 07/22/20. Years represent calendar years. NM denotes margins that are less than zero. NA denotes consensus estimates not available. EBITDA margins sorted greatest to least by 2022E margin (1) Reflects estimates via Cormark Securities (2) Represents Management projections. See slide 30 for additional disclosures regarding financial projections (3) Represents 2019A - 2021E CAGR as 2022E consensus estimates not available (2) (1) 15% 37% 25% 5% 1% 13% NM 7% NM NM 0% NM 33% 33% 26% 20% 17% 16% 14% 13% NA 2% NA NM Clever Leaves International Inc. PharmaCielo Ltd. OrganiGram Holdings Inc. Aurora Cannabis Inc. Tilray, Inc. Aphria Inc. Canopy Growth Corporation HEXO Corp. The Green Organic Dutchman Khiron Life Sciences Corp. Sundial Growers Inc. Cronos Group Inc. 2021E 2022E

NM NM 26.9x 35.5x 38.6x 15.2x 23.6x NM NM NM 2.8x NM 41.1x 17.9x 16.2x 15.8x 12.6x 8.8x 5.4x NA NM 19.9x 2.3x NA Canopy Growth Corporation Tilray, Inc. Aphria Inc. Aurora Cannabis Inc. HEXO Corp. OrganiGram Holdings Inc. Clever Leaves International Inc. Sundial Growers Inc. Cronos Group Inc. Khiron Life Sciences Corp. PharmaCielo Ltd. The Green Organic Dutchman 2021E 2022E 10.9x 10.6x 5.3x 4.7x 3.6x 2.5x 3.6x 2.6x 2.7x 1.0x 0.8x 2.7x 6.5x 5.4x 4.1x 3.4x 3.1x 2.1x 1.8x 1.7x NA 0.8x 0.4x NA Canopy Growth Corporation Cronos Group Inc. Aphria Inc. Aurora Cannabis Inc. Tilray, Inc. OrganiGram Holdings Inc. Clever Leaves International Inc. HEXO Corp. Sundial Growers Inc. PharmaCielo Ltd. Khiron Life Sciences Corp. The Green Organic Dutchman 2021E 2022E Publicly Comparable Companies – Trading Multiples Source: Wall Street Research, Company filings, Capital IQ Note: Market data as of 07/22/20. 1.34 CAD = 1.00 USD. Years represent calendar years. NM denotes multiples that are less tha n zero or greater than 100x. NA denotes consensus estimates not available. Sorted by 2022E multiples and by exchanged listing (1) Adjusts for subtracting purchase price of CC Pharma from total enterprise value and subtracting the annualized impact of the most recent quarter’s distribution revenue and earnings before taxes from consensus estimates (2) Represents Clever Leaves pro forma enterprise value multiples at transaction close and assumes no redemptions from curren t levels. Represents Management projections. See slide 30 for additional disclosures regarding financial projections (3) Reflects estimates via Cormark Securities Enterprise Value / Revenue Enterprise Value / EBITDA 25 (3) (3) (2) (1) US/Dual Listed Canadian Listed (1) (2) US/Dual Listed Canadian Listed 2021E Median = 3.6x 2022E Median = 3.3x 2021E Median = 1.0x 2022E Median = 0.6x 2021E Median = 35.5x 2022E Median = 15.8x 2022E Median = 11.1x

Investment Highlights 26 3 Pharmaceutical - grade, EU GMP - certified production authorized for export 2 Thoughtfully constructed, vertically integrated multi - national operator 4 Purpose - built for significant growth, profitability and operating leverage 5 Talented and experienced leadership with operational and regulatory expertise 1 Leader in low - cost medical - focused cannabis cultivation and extraction 6 Attractive valuation relative to MNO peer set 7 Expected NASDAQ listing

Appendix

Schultze Asset Management's SPAC Vehicle Overview

Schultze Asset Management is an award-winning, 20-year-old firm with notable investing expertise across a wide array of industries

Schultze Asset Management Summary

- Core competency sourcing, investing and profiting throughout a company's lifecycle
- Experienced leadership team with achievements across various roles and sectors

$3.2B+	20+ years	$705M+
Cumulative Invested Capital	Deep Investing Expertise	Realized Investments

SPAC Vehicle Summary

- Completed a $130M IPO in December, 2018 and listed on NASDAQ (SAMAU, SAMA, SAMAW)
- Sponsored by an affiliate of Schultze Asset Management, LP
- Targeted industries include Healthcare, Consumer, Financial/Business Services, Industrials and TMT
- Select successful team liquidity events:

Leadership Team



Bill Allen
Director

- Noted leading CEO and board member on behalf of Black Diamond, Oaktree and Crescent Capital
- Until recently was Chairman and CEO of Werner following its emergence from Chapter 11 in 2007
- Select experience:



Bill Laperch
Director

- Current Executive Chairman of Hylan Industries
- Former President & CEO of AboveNet (NYSE: ABVT), following its emergence from Chapter 11 in 2003 and led the company through a $2.2 billion sale to ZAYO in 2012
- Select experience:



John Walker
Director

- Director and Audit Committee Head of The Descartes Systems Group, Inc. (NASDAQ: DSGX, TSX: DSG)
- Former CFO of Bowne & Company, (NYSE: BNE) which was sold for $470M to R.R. Donnelley in 2010
- Select experience:



Jeff Glick
CFO

- Previously CFO for Sagard Capital, an investment firm focusing on hedge fund and private equity investments
- Former CFO of Almaz USA, an international commodity firm
- Select experience:



Scarlett Du
General Counsel & CCO

- Previous in-house counsel for the Reserve Fund, a $120B money market mutual fund
- Former lawyer at Ropes & Gray; and clerked for a federal district judge in the Western District of Michigan
- Select experience:

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Disclaimer

Disclaimer

This presentation (this "Presentation") is provided for informational purposes only and has been prepared to assist interested parties in making their own evaluation with respect to the proposed business combination between Clever Leaves International Inc. ("Clever Leaves") and Schultze Special Purpose Acquisition Corp. ("SAMA") and related transactions (the "Proposed Transactions") and for no other purpose.

No representations or warranties, express or implied are given in, or in respect of, this Presentation. To the fullest extent permitted by law in no circumstances will SAMA, Clever Leaves or any of their respective subsidiaries, stockholders, affiliates, representatives, partners, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. Industry and market data used in this Presentation have been obtained from third-party industry publications and source as well as from research reports prepared for other purposes. Neither SAMA nor Clever Leaves has independently verified the data obtained from these source and cannot assure you of the data's accuracy or completeness. This data is subject to change. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Clever Leaves or the Proposed Transactions. Viewers of this Presentation should each make their own evaluation of Clever Leaves and of the relevance and adequacy of the information and should make such other investigations as they deem necessary.

Important Information and Where to Find It

If a definitive agreement is entered into and in connection with the Proposed Transactions described herein, SAMA and Clever Leaves will prepare a proxy statement/prospectus for SAMA's stockholders to be filed with the Securities and Exchange Commission (the "SEC"). The proxy statement/prospectus will be mailed to SAMA's stockholders. SAMA and Clever Leaves urge investors, stockholders and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the Proposed Transactions. Such persons can also read SAMA's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. SAMA's definitive proxy statement/prospectus will be mailed to stockholders of SAMA as of a record date to be established for voting on the proposed business combination. SAMA's stockholders will also be able to obtain a copy of such documents, without charge, by directing a request to: Schultze Special Purpose Acquisition Corp, 800 Westchester Avenue, Suite 632, Rye, New York 10573; e-mail: sdu@samco.net. These documents, once available, can also be obtained, without charge, at the SEC's web site (http://www.sec.gov).

Participants in the Solicitation

SAMA, Clever Leaves and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of SAMA stockholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of SAMA's directors in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, which was filed with the SEC on March 10, 2020. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to SAMA's stockholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination, when available. Information concerning the interests of SAMA's and Clever Leaves' participants in the solicitation, which may, in some cases, be different than those of SAMA's and Clever Leaves' equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus and related documents filed with the SEC carefully before making any voting or investment decisions. These documents can be obtained free of charge from the source indicated above.

No Offer or Solicitation

This Presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Trademarks

This Presentation contains trademarks, service marks, trade names and copyrights of SAMA, Clever Leaves and other companies, which are the property of their respective owners.

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Disclaimer *(cont.)*

Forward-Looking Statements

This Presentation includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements and factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to enter into a definitive agreement with respect to the proposed business combination transaction or to complete the transactions contemplated by the non-binding letter of intent; matters discovered by the parties as they complete their respective due diligence investigation of the other; the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, the amount of cash available following any redemptions by SAMA stockholders; the ability to meet NASDAQ’s listing standards following the consummation of the transactions contemplated by the proposed business combination; costs related to the proposed business combination; expectations with respect to future performance and growth; the timing of the completion of the proposed business combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events and regulatory changes; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in SAMA’s most recent filings with the SEC and will be contained in the proxy statement/prospectus expected to be filed in connection with the proposed transactions described above. All subsequent written and oral forward-looking statements concerning SAMA or Clever Leaves, the transactions described herein or other matters and attributable to SAMA, Clever Leaves or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SAMA and Clever Leaves expressly disclaim any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in SAMA’s and Clever Leaves’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Certain Clever Leaves Unaudited Financial Projections

This presentation contains certain unaudited projected financial information of Clever Leaves. These projections have not been prepared in accordance with GAAP and IFRS, Clever Leaves’ independent registered public accounting firm, has not audited, reviewed, compiled or performed any procedures with respect to the projections and does not express an opinion on or any form of assurance related to the projections. The projections were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the control of Clever Leaves.

Additionally, the projections are inherently forward looking and span multiple years. Consequently, the projections, as with all forward-looking information, become subject to greater unpredictability and uncertainty with each successive year. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict or estimate and most of which are beyond Clever Leaves’ control. The projections also reflect assumptions regarding the continuing nature of certain business decisions that, in reality, would be subject to change. Important factors that may affect actual results or the achievability of the projections include, but are not limited to, failure to implement Clever Leaves’ business strategy; failure to capitalize on Clever Leaves’ expected market opportunities; lack of regulatory approval and market acceptance of Clever Leaves’ new products, product enhancements; regulatory developments in key markets for the company's products; decreased demand for Clever Leaves’ products; product liability claims exposure; failure to otherwise comply with laws and regulations; changes in general economic and business conditions; changes in currency exchange rates and interest rates; and other risks and uncertainties

Accordingly, there can be no assurance that the projections will be realized and actual results may vary materially from those projected. The inclusion of a summary of the projections in this document should not be regarded as an indication that Clever Leaves or any of its affiliates, officers, directors, advisors or other representatives considered or consider the projections to be necessarily predictive of actual future events or results of Clever Leaves’ operations, and, consequently, the projections should not be relied on in such a manner. Neither Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from the projections, and neither Clever Leaves nor any of its affiliates undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing or developments and events occurring after the date of the projections or that may occur in the future, even in the event that any or all of the assumptions underlying the projections are not realized. Clever Leaves does not intend to make available publicly any update or other revision to the projections, except as otherwise required by law. None of Clever Leaves nor any of its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any Clever Leaves shareholder or other person regarding the ultimate performance of Clever Leaves compared to the information contained in the projections or that the projections will be achieved. Clever Leaves has not made any representations to SAMA concerning the projections.

In light of the foregoing factors and the uncertainties inherent in the projections, Clever Leaves’ and SAMA shareholders are cautioned not to place undue, if any, reliance on the information presented in the projections.

Non-GAAP Financial Measures

This Presentation also contains certain non-GAAP financial measures which have not been and will not be audited. These non-GAAP financial measures are not recognized measures of financial performance or liquidity under US GAAP, but are measures used by management to monitor the underlying performance of Clever Leaves’ business and operations. These non-GAAP measures may not be indicative of Clever Leaves’ historical operating results nor are such measures meant to be predicative of future results. These measures and ratios may not be comparable to those used by other companies under the same or similar names. As such, undue reliance should not be placed on these non-GAAP financial measures. Certain numbers herein are unaudited and are based on internal records and/or estimates. We have not reconciled the non-GAAP forward-looking information to their corresponding GAAP measures because the exact amounts for these items are not currently determinable without unreasonable efforts but may be significant.

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